Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On August 8, 2003, Palm, Inc. and Handspring, Inc. issued a joint press release announcing that the waiting period required by the Hart-Scott-Rodino Anti-Trust Improvements Act for Palm’s proposed acquisition of Handspring has expired. The text of the joint press release follows.

Jimmy Johnson—Investor Relations, Palm

408.503.2771

jimmy.johnson@corp.palm.com

Marlene Somsak—Media Relations, Palm

408.503.2592

marlene.somsak@corp.palm.com

Bill Slakey—Investor Relations, Handspring

650.230.5060

bslakey@handspring.com

Allen Bush—Media Relations, Handspring

650.230.5029

abush@handspring.com

PALM MOVES ONE STEP CLOSER

TO CLOSING HANDSPRING ACQUISITION

HSR Waiting Period Expires; Stockholder Votes Expected this Fall

MILPITAS and MOUNTAIN VIEW, Calif., Aug. 8, 2003—Palm, Inc. (Nasdaq: PALM) and Handspring, Inc. (Nasdaq: HAND) today announced that the waiting period required by the Hart-Scott-Rodino Anti-Trust Improvements Act for Palm’s proposed acquisition of Handspring has expired. The acquisition is expected to close in the fall, subject to certain conditions, including approval from both companies’ stockholders.

“Passing the HSR waiting period moves us another step toward delivering what we believe is the broadest portfolio of mobile computing and communications solutions from the most-experienced leadership team in the industry,” said Todd Bradley, Palm Solutions’ president and chief executive officer. Bradley will lead the company that will result from Palm’s acquisition of Handspring.

Related information can be found in Palm’s news releases dated June 4, 2003, (http://ir.palm.com/ireye/ir_site.zhtml?ticker=palm&script=411&layout=-6&item_id=418770 ) and July 3, 2003,

(http://pressroom.palm.com/InvestorRelation/PubNewsStory.aspx?partner=Mzg0TlRFMU1BPT1QJFkEQUALSTO&product=MzgwU1ZJPVAkWQEQUALSTOEQUALSTO&storyId=90417 ).

About PalmSource, Inc. and Palm, Inc.

Information about PalmSource, Inc., the Palm OS(R) subsidiary of Palm, Inc., is available at http://www.palmsource.com. Information about Palm, Inc. is available at http://www.palm.com/aboutpalm.

Palm OS is a registered trademark of PalmSource, Inc., a subsidiary of Palm, Inc. Palm is a trademark of Palm, Inc. Other brands may be trademarks of their respective owners.

About Handspring

Handspring is a leading innovator in personal communications and handheld computing. The company’s products include the award-winning Treo family of smartphones, and client and server software for fast Web access from handheld devices and mobile phones. Today Handspring sells its products and accessories at www.Handspring.com and through select Internet, retail and carrier partners in the United States, Europe, Asia, Australia, New Zealand, Canada Middle East, and Mexico/Latin America. For further information, please visit www.Handspring.com/international.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the timing of the consummation of the spin-off and the merger and future product offerings of the combined company. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Handspring’s employees and technologies with those of Palm; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products. The merged company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the merged company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Neither Palm nor Handspring undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408.400.3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with SEC on July 3, 2003. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the prospectus, which is included in the Registration Statement on Form S-4 filed by PalmSource with SEC on July 3, 2003. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with SEC on July 3, 2003. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com).